K&L Gates LLP 70 West Madison Street Suite 3100 Chicago, IL 60602-4207 T 312.372.1121 www.klgates.com

MARK GREER

312.807.4393

MARK.GREER@KLGATES.COM

Direct Fax: 312.807.8010

December 19, 2014

VIA EDGAR

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Keeley Funds, Inc.

1933 Act Registration No. 333-124430

1940 Act Registration No. 811-21761

Dear Ms. Vroman-Lee:

This letter responds to the comments you conveyed to me via telephone on December 1, 2014 regarding post-effective amendment no. 31 to the registration statement under the Securities Act of 1933, as amended, which is amendment no. 32 to the registration statement under the Investment Company Act of 1940, as amended, (the “Amendment”) of Keeley Funds, Inc. (the “Company”) to register a new series of the Company to be designated as the Keeley International Small Cap Value Fund (the “Fund”). For convenience, each of your comments, as we understand them, is repeated below, with responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold to show changes from the Amendment. Please note, we also have included, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in the Amendment, which was filed on October 17, 2014.

Pursuant to your request, we confirm that all data and information still outstanding in the Amendment will be included in the next post-effective amendment.

Prospectus

1.	Comment:	Be consistent with the use of share class names throughout the prospectus.

Ms. Vroman-Lee

U.S. Securities and Exchange Commission

December 19, 2014

Response:	The cover page and header to the summary prospectus has been revised pursuant to the Staff’s request by removing the words “investor” and “institutional” next to the Class A and Class I ticker symbols, respectively. As such, the Fund’s registration statement is consistent with regard to Class A and Class I Share classes throughout the registration statement. Also, the Fund information about these share classes in the section “Fund Summary Information—Purchase and Sale of Fund Shares.” The revised disclosure now reads as follows:

“The minimum initial investment for the general investor class of shares, termed the “Class A” Shares, ~~the Class A Shares~~ of the Fund is $2,500, and the minimum for additional investments in Class A Shares of the Fund is $50 and is subject to change at any time. The Distributor may waive these minimums to establish certain Class A Share accounts. The minimum initial investment for the institutional investor class of shares, termed the “Class I” Shares, ~~Class I Shares~~ of the Fund is $1 million, and the minimum for additional investments in Class I Shares of the Fund is $10,000 and is subject to change at any time. The Distributor may waive these minimums to establish certain Class I Share accounts.”

2.	Comment:	Page 1: Please include in the table under the section “Fund Summary Information—Fees and Expenses of the Fund” all of the information that was omitted from the previous filing.

	Response:	The Fund confirms that all outstanding information has been included in the table under the section “Fund Summary Information—Fees and Expenses of the Fund.” The revised expense table will appear in the next post-effective amendment as set forth below:

SHAREHOLDER FEES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)	Class A (KISVX)		Class I (KISIX)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.50%		None
Maximum Deferred Sales Charge (Load)	None		None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends (as a percentage of offering price)	None		None
Redemption Fee (as a percentage of the amount redeemed)	2.00	%(a)	2.00	%(a)
Exchange Fee	None		None

Ms. Vroman-Lee

U.S. Securities and Exchange Commission

December 19, 2014

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)	Class A (KISVX)	Class I (KISIX)
Management Fees	1.10%	1.10%
Distribution (12b-1) Fees	0.25%	None
Other Expenses(b)	1.29%	1.29%
Total Annual Fund Operating Expenses	2.64%	2.39%
Fee Waiver and/or Expense Reimbursement(c)	1.15%	1.15%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.49%	1.24%

(a)	Applies to redemptions placed within 90 days of purchase.
(b)	“Other Expenses” are estimated for the current fiscal year.
(c)	The Fund’s adviser, Keeley Asset Management Corp. (the “Adviser”), has contractually agreed to waive a portion of its management fee or reimburse the Fund to the extent that total ordinary operating expenses during the current fiscal year as a percentage of average net assets for the Fund exceed 1.49% for Class A Shares and 1.24% for Class I Shares. The waiver excludes expenses related to taxes, interest charges, dividend expenses incurred on securities that the Fund sells short, litigation expenses, other extraordinary expenses, any “acquired fund fees and expenses” that the Fund incurs from investments in other mutual funds, and brokerage commissions and other charges relating to the purchase and sale of the Fund’s portfolio securities. The waiver is in effect through January 31, 2016, and neither the Adviser nor the Fund can discontinue the agreement prior to its expiration.

3.	Comment:	Page 1: Please make the following changes to the expense table under the section “Fund Summary Information—Fees and Expenses of the Fund”:

•    Separate the expenses charged by the transfer agent for wire ($15) or telephone ($5) redemptions from the “Redemption Fee” line item in accordance with Item 3, Instruction 2(b) of Form N-1A, so to make clear that these transfer agent expenses are not conflated with the Redemption Fee. Also, please clarify that such transfer agent expenses are in addition to the 2.0% Redemption Fee for redemptions placed within 90 days of purchase.

•    Delete footnote (c) in its entirety.

	Response:	The Fund has made the requested changes. The Fund has deleted the parenthetical disclosing expenses charged by the transfer agent, as those charges pertain to the method by which redemptions are processed and therefore will not apply evenly to every shareholder. The Fund has retained the disclosure about these possible expenses under the section “How to Buy, Sell and Exchange Shares.” The revised fee table and corresponding footnotes reflecting the Staff’s requested changes is set forth above in the response to comment no. 2.

Ms. Vroman-Lee

U.S. Securities and Exchange Commission

December 19, 2014

4.	Comment:	Page 2: In the section titled “Fund Summary Information—Principal Investment Strategies and Policies,” please confirm that the disclosure regarding derivative investments (e.g., foreign currency futures contracts) is consistent with the guidance set forth in the SEC Letter to the Investment Company Institute, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “2010 Letter”).

	Response:	The Fund hereby confirms that the derivative disclosure in the registration statement is consistent with the guidance set forth in the 2010 Letter. Based on the Fund’s stated investment strategy, the Fund anticipates that it will enter into foreign currency futures contracts (or “forward contracts”) solely to hedge currency exposure from its positions in non-U.S. securities. Disclosure about the purpose of forward contracts is the only disclosure about derivatives in the section “Fund Summary Information—Principal Investment Strategies.” This language conforms to the 2010 Letter by “disclos[ing] in its prospectus those strategies that it expects to be the most important means of achieving the fund’s objectives.”

Similarly, the Fund provides disclosure on the principal risks inherent in that type of derivative, rather than risks applicable to all derivatives generally (e.g., including risk disclosure regarding projecting currency movements and posting variation margin). Such disclosure is, as stated in the 2010 Letter, “tailored to the types of derivatives used by the fund … and the purpose for using derivative transactions.”

5.	Comment:	Page 3: under the section titled “Fund Summary Information—Main Risks,” please include sub-headings for each risk described.

	Response:	The Fund has included sub-headings for each risk.

6.	Comment:	Page 5: At the end of the paragraph under the section “Fund Summary Information—Tax Information,” please add the following sentence: “These tax-deferred arrangements may be taxed at a later date.”

	Response:	The Fund has added the requested sentence.

7.	Comment:	Page 7: Please confirm that the risk disclosure included in the section “Fund Summary Information—Main Risks” pursuant to Item 4 of Form N-1A is a summary of the risk disclosure

Ms. Vroman-Lee

U.S. Securities and Exchange Commission

December 19, 2014

included on page 7 in the section “About the Fund—Main Risks” pursuant to Item 9 of Form N-1A.

8.	Response:	The Fund hereby confirms that the risk disclosure included in the registration statement pursuant to both Items 4 and 9 of Form N-1A addresses the same risks of investing in the Fund. The Fund also confirms that the disclosure in the section “Fund Summary Information—Main Risks” pursuant to Item 4 of Form N-1A is a summary of the risk disclosure included in the section “About the Fund—Main Risks” pursuant to Item 9 of Form N-1A.

9.	Comment:	Page 10: Please include the information regarding fee waivers under the section “Management—Fee Waivers and Expense Reimbursement” and confirm that it matches the information contained in the expense table on page 3.

	Response:	The Fund has included the requested information regarding the expense waiver. The Fund also confirms that this information is identical to the description of the fee waiver that appears in the expense table and in footnote (c) to the table, as set forth above in response to comment no. 2.

10.	Comment:	Page 18: Please update the disclosure about redemption fees under the section “Frequent Purchases and Redemptions of Fund Shares” to match the information disclosed in the expense table included in the section “Fund Summary Information.”

	Response:	The disclosure has been updated to state that the Fund will impose a 2.00% redemption fee for redemptions made within 90 days of purchase; such disclosure matches the information provided in the expense table.

11.	Comment:	Please confirm that the amended registration statement complies with all requirements of Form N-1A.

	Response:	We hereby confirm that, to the best of our knowledge, the amended registration statement complies with the requirements of Form N-1A.

12.	Comment:	Page 21: Please put the Fund’s Investment Company Act file number in smaller type size (e.g., 8-point type) on the back cover page pursuant to Item 1(b)(4) of Form N-1A.

	Response:	The Fund has made the requested revision.

Ms. Vroman-Lee

U.S. Securities and Exchange Commission

December 19, 2014

Statement of Additional Information

12.	Comment:	Pages 14-15: Revise the table under the section “Management of the Fund—Directors and Officers” to include the specific dates for the principal occupation(s) for each director and officer during at least the past five years in accordance with Item 17(a)(1) of Form N-1A.

	Response:	The Fund has made the requested revision.

*   *   *

We believe that this information responds to all of your comments. Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Mark R. Greer
Mark R. Greer

Copy to: Robert Kurinsky, Esq.

K&L Gates LLP 70 West Madison Street Suite 3100 Chicago, IL 60602-4207 T 312.372.1121 www.klgates.com

December 19, 2014

VIA EDGAR

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Keeley Funds, Inc.

1933 Act Registration No. 333-124430

1940 Act Registration No. 811-21761

On behalf of Keeley Funds, Inc. (the “Company”), we hereby make the following representations:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Company’s filings; and

(iii)	the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KEELEY FUNDS, INC.

By:	/s/ Robert Kurinsky
Name:	Robert Kurinsky
Title:	Secretary of the Company